Exhibit 21.1

Subsidiaries

Name	State of Incorporation
TradeStation Securities, Inc.	Florida
TradeStation Technologies, Inc.	Florida
Omega Research Corporation (1) (f/k/a Direct xChange Securities, Inc.)	Florida

(1)	Omega Research Corporation (f/k/a Direct xChange Securities, Inc.) was inactive during the fiscal year ended December 31, 2004.